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CONSENT OF QUALIFIED PERSON
Attention:	Alberta Securities Commission Autorité des marches financiers British Columbia Securities Commission Ontario Securities Commission Toronto Stock Exchange

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the author of the technical report entitled “An Independent Technical Report on Project Areas 1 & 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa”), and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Limited dated 8 October 2009 in which the findings of the Report are disclosed.

Dated this 20th day of November 2009.

______________________ Charles Johannes Muller BSc (Hons), Pr.Sci.Nat.

Directors: NJ Odendaal, D van Heerden, CJ Muller (Registration No. 2004/029587/07)